SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC 20549-1004

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No.________)

                           The Summit Bancorporation
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  866008-10-5
                                 (CUSIP Number)

                Richard F. Ober, Jr., Esq., UJB Financial Corp.
                      301 Carnegie Center, P.O. Box 2066,
                     Princeton, NJ 08543-2066 (609) 987-3430
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 11, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No. 866008-10-5

1)  Name of Reporting Person's S.S. or I.R.S. Identification Nos. of Above
    Person
                   UJB Financial Corp.
                   IRS Identification No. 22-1903313

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [  ]
         (b)  [  ]
                                      N/A

3)  SEC Use Only

4)  Source of Funds (See Instructions)
                                      N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
                                      N/A

6)  Citizenship or Place of Organization
                                   New Jersey

Number of       (7) Sole Voting Power
Shares                6,730,000
Beneficially    (8) Shared Voting Power
Owned                   -0-
by Each         (9) Sole Dispositive Power
Reporting             6,730,000
Person         (10) Shared Dispositive Power
With                    -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                 6,730,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
                    N/A

13) Percent of Class Represented by Amount in Row (11)
                   19.90%

14) Type of Reporting Person (See Instructions)
                     CO

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, no par value, of The Summit Bancorporation ("Summit" or "Issuer").

     The principal executive offices of Issuer are located at: One Main Street Chatham, New Jersey 07928

Item 2. Identity and Background.

     UJB Financial Corp. ("UJB"), the reporting person, is a corporation organized under the laws of the State of New Jersey in 1970 and registered as a bank holding company under the federal Bank Holding Company Act of 1956.

     The principal business of the reporting person is the ownership of three commercial bank subsidiaries and nine non-bank, financial services subsidiaries.

     The address of the principal office of UJB Financial Corp. is 301 Carnegie Center, P.O. Box 2066, Princeton, New Jersey 08543-2066.

     The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director and executive officer follow:

                                     Position with UJB and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)               Different from UJB
-----------------------             -----------------------

Mr. Robert L. Boyle (R)             Director of UJB. Representative (since
7 Orchard Lane                      1987) with the William H. Hintelmann Firm
Rumson, NJ  07760                   (realty and insurance).

Mr. Dermot T.J. Dunphy (B)          Director of UJB.  Director, Chief Executive
President & CEO                     Officer and President (since 1971) of
Sealed Air Corporation              Sealed Air Corporation (protective
Park 80 Plaza East                  packaging products and systems).
Saddle Brook, NJ  07662

Ms. Anne Evans Estabrook (B)        Director of UJB.   Sole proprietor (since
Elberon Development Co.             1984) of Elberon Development Co. (real
235 Birchwood Avenue                estate) and President (since 1983) of
Cranford, NJ 07016                  David O. Evans, Inc. (real estate).

Mrs. Elinor J. Ferdon (R)           Director of UJB.   Volunteer professional.
Litchfield Way                      Director (since 1974) and First
P.O. Box 255                        Vice President (since 1993) of the Girl
Alpine, NJ 07620-0255               Scouts of U.S.A.


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
                                     Position with UJB and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)              Different from UJB
-----------------------             ------------------------

Mr. Fred G. Harvey (R)              Director of UJB. Director and Vice
1903 Saucon Lane                    President (since 1983) of E & E Corporation
Bethlehem, PA 18015                 (engineering consulting services).

Mr. Francis J. Mertz (R)            Director of UJB.  Trustee (since 1991) and
167 Stanie Brae Drive               President (since 1990) of Fairleigh
Watchung, NJ 07060                  Dickinson University.

Mr. George L. Miles, Jr. (B)        Director  of UJB.   President and Chief
President and CEO                   Executive Officer (since 1994) of QED
WQED Pittsburgh                     Communications, Inc. (television and radio
4802 Fifth Avenue                   broadcasting and magazine publishing).
Pittsburgh, PA 15213

Mr. Henry S. Patterson, II (B)      Director of UJB. Director and President
President                           (since 1985) of E'town Corporation (parent
E'town  Corporation                 company of regulated water utility and real
PO Box 788                          estate company).
600 South Avenue W
Westfield, NJ 07091

Mr. Raymond Silverstein (B)         Director of UJB.   Consultant (since 1989)
Alloy, Silverstein, Shapiro,        and former Principal (1949-1989) of Alloy,
Adams, Mulford & Co.                Silverstein, Shapiro, Adams, Mulford & Co.,
900 Kings Highway                   P.C. (certified public accountants).
Cherry Hill, NJ 08034

Mr. Joseph M. Tabak (R)             Director of UJB.   President and Chief
30 South Adelaide Avenue            Executive Officer (since 1991) of JPC
Penthouse F                         Enterprises, Inc. (distributor of paper
Highland Park, NJ 08904             and plastic disposable products).

Mr. T. Joseph Semrod (B)            Chairman of the Board, President and Chief
UJB Financial Corp.                 Executive Officer of UJB.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John G. Collins (B)             Vice Chairman of the Board of UJB.
UJB Financial Corp.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

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
                                     Position with UJB and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)             Different from UJB
-----------------------             -----------------------

Mr. John R. Howell (B)              Vice Chairman of the Board of UJB.
Chairman & CEO
First Valley Corporation
One Bethlehem Plaza
Bethlehem, PA 18018

Mr. John R. Haggerty                Senior EVP (Executive Vice President),
301 Carnegie Center                 Chief Financial Officer of UJB.
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Sabry J. Mackoul                Senior EVP, Corporate Retail of UJB.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John J. O'Gorman                Senior EVP, Mortgage/Investment Management
301 Carnegie Center                 of UJB.
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Stephen H. Paneyko              Senior EVP, Commercial Lending of UJB.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Larry L. Betsinger              EVP, Operations and Technology of UJB.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Alfred M. D'Augusta             EVP, Human Resources of UJB.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. William J. Healy                EVP, Comptroller of UJB.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066


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
                                     Position with UJB and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)              Different from UJB
----------------------              ------------------------

Mr. James J. Holzinger              EVP, Commercial Lending of UJB.
210 Main Street
Hackensack, NJ 07602

Mr. Richard F. Ober, Jr.            EVP, General Counsel and Secretary of UJB.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Dennis Porterfield              EVP, Bank Investments of UJB.
210 Main Street
Hackensack, NJ 07602

Mr. Alan N. Posencheg               EVP, Corporate Operations of UJB.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Gary F. Simmerman               EVP, Director of Retail Lending of UJB.
1800 Commerce Center
2nd Floor
Cherry Hill, NJ 08002

Mr. Edmund C. Weiss, Jr.            EVP, General Auditor of UJB.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

All of the above natural persons are citizens of the United States.

     Neither UJB nor, to the best of its knowledge, any of its directors and executive officers has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On September 11, 1995, UJB and Issuer, a corporation and bank holding company registered under the federal Bank Holding Company Act of 1956, entered into a Stock Option Agreement (the "Summit Option Agreement") pursuant to which, in consideration of the mutual covenants and agreements contained therein, in the UJB Option Agreement (defined below) and in the Merger Agreement (defined below), UJB acquired from Issuer and Issuer granted to UJB an option to

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

purchase up to an aggregate of 6,730,000 shares of the Common Stock of Issuer at the per share price of $26.75 (the "Summit Option").

     UJB is not now able to identify the source of funds which would be used if it were to exercise the Summit Option in whole or in part. In the event the need to exercise the Summit Option arises, UJB will determine at that time the appropriate source of the funds, up to $180,027,500, needed to exercise the Summit Option.

Item 4. Purpose of the Transaction.

     On September 10, 1995, UJB and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, (i) the merger of Issuer into UJB (the "Merger"); (ii) the exchange of each outstanding share of the Common Stock of Issuer ("Issuer Common") for 0.90 shares of the Common Stock of UJB ("UJB Common"), with cash being paid in lieu of issuing fractional shares of UJB Common; and (iii) the exchange of each outstanding share of the $25 stated value Adjustable Rate Cumulative Preferred Stock of Issuer for one share of a newly created class of Preferred Stock of the surviving corporation in the Merger designated the $25 stated value Adjustable Rate Cumulative Preferred Stock; all upon the satisfaction of the terms and conditions set forth in the Merger Agreement, including the receipt of approval from the shareholders of both UJB and Issuer and the Board of Governors of the Federal Reserve System.

     On September 11, 1995 in connection with and in consideration of the execution of the Merger Agreement, Issuer granted to UJB the Summit Option, an option to purchase, under certain circumstances, up to 19.9% of the outstanding shares of Issuer Common. Simultaneously, UJB, as issuer, and Summit, as grantee, executed a Stock Option Agreement identical in all respects to the Summit Option Agreement, except with respect to exercise price, number of shares and identity of issuer and grantee (the "UJB Option Agreement). In the UJB Option Agreement, UJB granted Summit an option (the "UJB Option") to purchase, under certain circumstances, up to 19.9% of the outstanding shares of UJB Common. The exercise prices of the Summit Option and UJB Option, respectively $26.75 and $36.625, were arrived at by mutual agreement of the parties.

     UJB and Issuer, in accordance with the terms of the Merger Agreement, plan to merge Issuer with and into UJB, upon the satisfaction of all conditions set forth in the Merger Agreement. The Summit Option was acquired by UJB and granted by Issuer for the purpose of decreasing the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of Issuer, having the effect of interfering with the contractual relationship established by the Merger Agreement or hindering the consummation of the Merger contemplated by the parties and of assisting Issuer, if necessary, in obtaining the requisite shareholder approval of the Merger.

Item 5. Interest in Securities of the Issuer.

     (a) On September 11, 1995, the 6,730,000 shares of Issuer Common that could be acquired by exercise of the Summit Option represented 19.9 % of the issued and outstanding Common Stock of Issuer, treating the 6,730,000 shares of Common Stock of Issuer covered by the Summit Option as issued and outstanding for purposes of calculating the forgoing percentage.

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

     As of September 10, 1995 and during the period from September 10, 1995 to the date hereof, to the knowledge of UJB, no directors or executive officers of UJB beneficially owned any shares of Issuer Common.

     (b) UJB would possess the sole power to exercise the Summit Option until termination occurring in accordance with its terms. The Summit Option does not carry any voting rights. Upon exercise of the Summit Option in whole or in part, UJB would possess the sole power to vote and dispose of the shares of Issuer Common acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement. Issuer would have the right, under certain circumstances, to repurchase from UJB the Summit Option and any shares of Issuer Common acquired upon exercise of the Summit Option.

     (c) During the 60 days preceeding the execution of the Merger Agreement, neither UJB nor, to the knowledge of UJB, any director or executive officer of UJB effected any transaction in the Common Stock of Summit.

     (d) Not Applicable

     (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     See Summit Option Agreement attached as Exhibit 10(b).

Item 7.  Material to Be Filed As Exhibits.

Exhibit No.                           Description
-----------                           -----------

 10(a) Agreement and Plan of Merger, dated September 10, 1995, between UJB Financial Corp. and The Summit Bancorporation.

 10(b) Stock Option Agreement, dated September 11, 1995, between UJB Financial Corp., as Grantee, and The Summit Bancorporation, as Issuer.


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

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 1995                            UJB FINANCIAL CORP.



                                                    By /s/ DENNIS A. WILLIAMS
                                                       ------------------------
                                                       Dennis A. Williams
                                                       Senior Vice President


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
                                    EXHIBITS
                                    --------

Exhibit No.                         Description
----------                          -----------

 10(a) Agreement and Plan of Merger, dated September 10, 1995, between UJB Financial Corp. and The Summit Bancorporation.

 10(b) Stock Option Agreement, dated September 11, 1995, between UJB Financial Corp., as Grantee, and The Summit Bancorporation, as Issuer.


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